SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated March 8, 2006.  GRUPO TMM’S PURCHASE OF ASSETS AND MINORITY INTERESTS TO IMPROVE CASH FLOW AND RESULTS IN MARITIME DIVISION.

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernandez	Kristine Walczak
Chief Financial Officer	Investors, Analysts and Media
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner	AT PROA STRUCTURA:
Senior VP, Investor Relations	Marco Provencio
011-525-55-629-8725 and 203-247-2420	011-525-55-629-8708 and 011-525-55-442-4948
(brad.skinner@tmm.com.mx)	(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM’S PURCHASE OF ASSETS AND MINORITY INTERESTS TO
IMPROVE CASH FLOW AND RESULTS IN MARITIME DIVISION

(Mexico City, March 8, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), announced today that it has agreed to purchase the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (”SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The agreed purchase price is $9.5 million. After the transaction, SMR will be a wholly-owned subsidiary of TMM.

In addition, on March 6, the Company announced that it had purchased Seacor’s 40 percent interest in Marítima Mexicana, S.A. de C.V. (”Marmex”), a joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate value of these transactions, including the purchase of Marmex’s 40 percent shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $77 million, of which $70 million was financed. Interest expense will be $6.0 million during the first year going forward, to be reduced in subsequent periods as principal is repaid.

Pursuant to the purchase of these third-party minority stakes in SMR and Marmex, Grupo TMM now wholly owns its Specialized Maritime Operations, which consist of Product and Chemical Tankers, Harbor Tugs and Offshore Supply Vessel operations.

Moreover, the Company plans to increase its offshore fleet through the acquisition of an additional AHTS (Anchor Handler Tug Supply) vessel during the second quarter of 2006.

Javier Segovia, president of Grupo TMM, commented, ”We made the strategic decision to buy offshore vessels and the remaining minority partnership interests in SMR and Marmex because these transactions will improve cash flow to TMM by $18.8 million per year, enable TMM to have full access to the cash flows generated from these activities, and provide TMM with direct control over the shipping assets under each business, reducing dependency on third-party chartering of vessels and eliminating future charter price volatility.”

Segovia added, ”The cost of operating our offshore fleet will be reduced substantially, while at the same time we will recapitalize the Company by building equity into the vessels, and generate additional cash flow to TMM under the umbrella of Mexico’s Navigation Law and long-term time charters with our customers in the Gulf of Mexico”.

The following table shows the effect of the transactions (1) :

	Offshore Business*
	EBITDA	EBITDA		Cash Flow
				for
	2005	2006	Interest	Principal	Principal	Free Cash
	FYE	Annualized	Expense**	Repayment	Repayment**	Flow

Acquisition of five new vessels	1,443	6,214	1,755	4,459	3,220	1,239

Conversion of three lease-to-owned vessels	252	3,826	1,062	2,763	2,189	574

12 Marmex-owned vessels	8,994	7,918	1,051	6,867	4,500	2,367

New AHTS acquisition	-	5,294	1,379	3,915	1,985	1,930

TOTAL	10,689	23,251	5,246	18,005	11,894	6,111

(1) All numbers in thousands (example $23,251 = $23,251,000)
* Does not include spot charter and other operations
** Average per Year

TMM’s management will host an update conference call to discuss this information on Thursday, March 9 at 11:00 a.m. Eastern Time. To participate in the conference call, please dial 800-257-2182 (domestic) or 303-262-2050 (international) at least five minutes prior to the start of the event. Additionally, via the Internet, a simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 32767.

A replay of the conference call will be available through March 16, 2006, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID: 11055887. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 32767.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in KCS; and other new businesses; risks associated with the Company’s reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.